

October 15, 2010

By U.S. Mail and facsimile: (203) 294-8338

James C. Smith
Chairman, Chief Executive Officer and President
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702

> **Re: Webster Financial Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File Number 001-31486**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Eric Envall
Attorney-Advisor